UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Creative Learning Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

22529R106
(CUSIP Number)

FRANVENTURES LLC
BRIAN PAPPAS
796 Cypress Crossing Trail
St. Augustine, Florida 32095
(904) 825-0873

THOMAS J. FLEMING, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22529R106

1	NAME OF REPORTING PERSON FRANVENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,838,429
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,838,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 22529R106

1	NAME OF REPORTING PERSON BRIAN PAPPAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,250
	8	SHARED VOTING POWER 1,838,429
	9	SOLE DISPOSITIVE POWER 13,250
	10	SHARED DISPOSITIVE POWER 1,838,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22529R106

1	NAME OF REPORTING PERSON CHRISTINE H. PAPPAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,838,429
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,838,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22529R106

1	NAME OF REPORTING PERSON WALTER RAMSLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22529R106

1	NAME OF REPORTING PERSON MARK D. SHAW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 506,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 506,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22529R106

1	NAME OF REPORTING PERSON DAVID K. WALDMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22529R106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No.1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the common stock, $.0001 par value (the “Shares”), of Creative Learning Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 701 Market Street, Suite 113, St. Augustine, Florida 32095.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	FranVentures, LLC, a Florida limited liability company (FranVentures), with respect to the Shares directly and beneficially owned by it;

(ii)	Brian Pappas, with respect to the Shares directly owned by him and as a managing director of FranVentures;

(iii)	Christine H. Pappas, as a member of FranVentures;

(iv)	Walter Ramsley, as a nominee for the Board of Directors of the Issuer (the “Board”);

(v)	Mark D. Shaw, as a nominee for the Board; and

(vi)	David K. Waldman, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of FranVentures and Mr. and Mrs. Pappas is 796 Cypress Crossing Trail, St. Augustine, Florida 32095. The address of the principal office of Mr. Ramsley is 6041 E. Country Club Vista Drive, Tucson, Arizona 85750.  The address of the principal office of Mr. Shaw is 11542 Davis Creek Court, Jacksonville, Florida 32256.  The address of the principal office of Mr. Waldman is 626 RXR Plaza, Uniondale, New York 11556.

(c)           FranVentures is engaged in the business of investing in securities, including those of the Issuer.  Mr. Pappas is the managing director of FranVentures.  Mrs. Papper is a member of FranVentures.  Mr. Ramsley is an independent consultant. Mr. Shaw is a Co-President and Chief Executive Officer of UltraTech International, Inc.  Mr. Waldman is the Chief Investment Officer for Quark Ventures, LLC, and the President and Chief Executive Officer of Crescendo Communications, LLC.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 22529R106

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           FranVentures is organized under the laws of the State of Florida.  Mrs. Pappas and Messrs. Pappas, Ramsley, Shaw and Waldman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 506,000 shares owned directly by Mr. Shaw and jointly with his wife is approximately $25,000, excluding fees.  The Shares purchased by Mr. Shaw were purchased with personal funds in a private placement with the Issuer.  The aggregate purchase price of the 5,900 Shares owned directly by Mr. Waldman is approximately $6,068, excluding fees.  The Shares purchased by Mr. Waldman were purchased with personal funds in open market purchases.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 9, 2016, the Reporting Persons filed with the Securities and Exchange Commission a preliminary consent statement in connection with their anticipated solicitation of written consents from the stockholders of the Issuer to consent to remove four directors on the current Board and elect Walter Ramsley, Mark D. Shaw and David K. Waldman (the “Nominees”) to serve as directors, without a stockholder’ meeting, as authorized by Section 228 of the Delaware General Corporation Law.  The Reporting Persons believe that change to the composition of the Board is warranted given the qualifications of its Nominees, as evidenced by their bios below, as well as the underperformance of the Issuer.  On the same day, FranVentures delivered to the Issuer its Written Consent to remove reach member of the Board and replace them with the Nominees, thereby setting the record date for its consent solicitation.  FranVentures also delivered a request for a list of the Company’s stockholders on December 9, 2016, as authorized by Section 220 of the Delaware General Corporation Law.

Walter Ramsley served as a Partner of Walrus Partners LLC, a registered investment adviser based in Minneapolis and devoted to the management of equity assets for high net worth, family office and institutional clients, from 1997 until his departure in December 2015. In addition, Mr. Ramsley has served as a consultant to Walrus Partners LLC, since January 2016. He has served as Executive Editor of various newsletters focused on high-performance emerging growth companies include Walter Ramsley’s Special Situation Letter, from 1998 to 2007, the Financial Research Center (FRC) Special Situations Letter, from 1985 to 1998, and as Assistant Editor of Value Line Special Situations Service, from 1976 to 1980. From 1980 to 1985, Mr. Ramsley served as Senior Analyst of Market Planning and Development at Wang Laboratories, Inc., a computer hardware company. Mr. Ramsley began his career in 1973 as a Managerial Accountant at Continental Baking Company, a subsidiary of International Telephone & Telegraph. Mr. Ramsley graduated from Lafayette College with a B.A. in Economics and from University of Massachusetts – Amherst with an M.B.A. in Finance. FranVentures believes that Mr. Ramsley’s extensive financial and investment expertise will make him a valuable addition to the Board.

Mark D. Shaw was a founder of UltraTech International, Inc., an environmental products company, in 1993. He has served as an officer, including Co-President and Chief Executive Officer of UltraTech International, Inc., since 2000. Prior to that, Mr. Shaw founded and served as President of Interpak, Inc., a rotational molding company, from 1994 to 2000. In addition, from 1988 to 1993, Mr. Shaw served as Chief Operating Officer of Enpac Corp., an American manufacturer of environmental safety products and global leader in spill containment. He currently serves on the board of directors of UltraTech International, Inc., Interpak, Inc., and LMT Corporation. Mr. Shaw graduated from Denison University with a B.A. in Economics. FranVentures believes that Mr. Shaw’s over 30 years of executive-level corporate management experience will make him a valuable addition to the Board.

CUSIP NO. 22529R106

David K. Waldman has served as the Chief Investment Officer for Quark Ventures, LLC, a venture capital firm based in Europe and the U.S., since mid-2014. In addition, Mr. Waldman has served as President and Chief Executive Officer of Crescendo Communications, LLC, which provides both strategic/capital markets advisory and investor relations services, since 2006. Prior to founding Crescendo Communications, LLC, Mr. Waldman held senior positions with several New York City-based investor relations firms. Mr. Waldman graduated from Northwestern University with a B.S. in Communications and Political Science. FranVentures believes that Mr. Waldman’s financial, managerial and investment experience will make him a valuable addition to the Board.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 12,001,409 Shares outstanding, as of August 12, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2016.

A.	FranVentures

(a)	As of the close of business on December 9, 2016, FranVentures directly owned 1,838,429 Shares.

Percentage: Approximately 15.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,838,429
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,838,429

(c)	FranVentures has not entered into any transactions in the Shares since the filing of the Schedule 13D.

B.	Mr. Pappas

(a)
As of the close of business on December 9, 2016, Mr. Pappas beneficially owned 1,851,679 Shares consisting of (i) 1,838,429 Shares beneficially owned by Mr. Pappas by virtue of his position as a managing director of FranVentures and (ii) 13,250 Shares directly owned by Mr. Pappas.

Percentage: Approximately 15.4%

(b)	1. Sole power to vote or direct vote: 13,250
2. Shared power to vote or direct vote: 1,838,429
3. Sole power to dispose or direct the disposition: 13,250
4. Shared power to dispose or direct the disposition: 1,838,429

(c)	Mr. Pappas has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 22529R106

C.	Mrs. Pappas

(a)	As of the close of business on December 9, 2016, Mrs. Pappas beneficially owned 1,838,429 Shares, by virtue of her position as a member of FranVentures.

Percentage: Approximately 15.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,838,429
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,838,429

(c)	Mrs. Pappas has not entered into any transactions in the Shares since the filing of the Schedule 13D.

D.	Mr. Ramsley

(a)	As of the close of business on December 9, 2016, Mr. Ramsley did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ramsley has not entered into any transactions in the Shares since the filing of the Schedule 13D.

E.	Mr. Shaw

(a)
As of the close of business on December 9, 2016, Mr. Shaw beneficially owned 501,000 Shares consisting of (i) 180,000 Shares owned jointly by Mr. Shaw and his wife and (ii) 326,000 Shares directly owned by Mr. Shaw.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 506,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 506,000

(c)	Mr. Shaw has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 22529R106

F.	Mr. Waldman

(a)	As of the close of business on December 9, 2016, Mr. Waldman directly owned 5,900 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,900
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Waldman has not entered into any transactions in the Shares since the filing of the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such that he, she or it does not own directly or beneficially.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 8, 2016, certain of the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and the solicitation of consents in favor of the election of the Nominees to the Board.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing and Solicitation Agreement by and among FranVentures, LLC, Brian Pappas, Walter Ramsley, Mark D. Shaw and David K. Waldman, dated December 8, 2016.

CUSIP NO. 22529R106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2016

FranVentures, LLC

By:	/s/ Brian Pappas
	Name:	Brian Pappas
	Title:	Managing Director

/s/ Brian Pappas
Brian Pappas

/s/ Christine H. Pappas
Christine H. Pappas

/s/ Walter Ramsley
Walter Ramsley

/s/ Mark D. Shaw
Mark D. Shaw

/s/ David K. Waldman
David K. Waldman